[	News Release
TSX:RMX | NYSE Amex:RBY April 8, 2010

Rubicon Receives Northwestern Ontario Developer of the Year Award

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce that it has been awarded the Northwestern Ontario Developer of the Year award at a recent ceremony held in Thunder Bay, Ontario. The award was presented by the Northwest Ontario Prospectors Association (“NWOPA”) and recognizes ‘an outstanding northwestern Ontario developer or development project during the previous calendar year’.

“We are honoured to have received this award from NWOPA which recognizes the collective efforts and achievements of our staff at the Phoenix Project in Red Lake, Ontario. The discovery process requires determination, persistence and the dedication of many to overcome the long odds of finding a mineral deposit. I am pleased to accept this award on behalf of all of those people” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO